Simtek Corporation
                            4250 Buckingham Dr. #100
                        Colorado Springs, Colorado 80907


April 26, 2006

VIA FACSIMILE (202) 772 9218 AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-6010
Attn.:  Mr. Russell Mancuso

     Re: Simtek Corporation Registration Statement on Form S-1 (filed February 28, 2006), as amended by Pre-Effective Amendment No. 1 to Registration Statement (filed April 14, 2006) and Pre-Effective Amendment No. 2 to Registration Statement (filed April 26, 2006) File No. 333-132180

Dear Ladies and Gentlemen:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Simtek Corporation (the "Company") hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 9:00 a.m., eastern time, on April 28, 2006, or as soon thereafter as possible.

     In connection with its request for acceleration of effectiveness of the Registration Statement, the Company hereby acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                             Very truly yours,

                             /s/ Brian Alleman

                             Brian Alleman
                             Chief Financial Officer

cc:  Adelaja K. Heyliger, Securities and Exchange Commission
     Garth Jensen, Holme Roberts & Owen LLP